Exhibit 4.4

14 May 2015

Dear Paul

PRUDENTIAL PLC - LETTER OF EXTENSION

As you are aware, the Board of Prudential plc has agreed to extend your appointment as Chairman for a period of three years, to expire at the conclusion of the 2018 Annual General Meeting. Your fee will be £700,000 p.a. with effect from 1 July 2015, and to be reviewed annually from 2016.

All other terms and conditions remain as detailed in your letter of appointment dated 28 May 2012 and your appointment remains subject to annual re-election by shareholders.

If you have any queries please contact the Company Secretary.

Yours sincerely

/s/ P Remnant

Philip Remnant

Senior Independent Director

Prudential plc